UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of  June 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date June 30, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Stock code: 600115	Abbreviation: CEA	Announcement No: Lin 2010-033

China Eastern Airlines Corporation Limited

Announcement on Resolution of Supervisory Committee

The Company and all members of its supervisory committee warrant the authenticity, accuracy and completeness of the content of this announcement, and confirm that there are no false representations or misleading statements contained in or material omissions from this announcement, and jointly accept responsibility thereon.

Pursuant to the requirements of the Articles of Association and the Rules for the Supervisory Committee（監事會議事規則）of China Eastern Airlines Corporation Limited (the ‘‘Company’’) and as convened by Ms. Liu Jiangbo, as supervisor, the first meeting of the sixth session of the supervisory committee was held at Shanghai International Airport Hotel on 28 June 2010.  The resolution for the election of the chairman of the sixth session of the supervisory committee of the Company was considered at the meeting.

Liu Jiangbo, Xu Zhao, Yan Taisheng, Feng Jinxiong and Liu Jiashun, as supervisors of the Company, attended the meeting. The quorum present at the meeting complied with the relevant requirements under the Companies Law and the Articles of Association. The meeting was legally and validly held.

After discussion and voting, supervisors present at the meeting unanimously approved and made the following resolution:

The election of Liu Jiangbo as the Chairman of the sixth session of the supervisory committee of the Company was approved.

China Eastern Airlines Corporation Limited

28 June 2010